Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.
1830-1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on September 14, 2022.

3.	News Release:

On September 14, 2022, Gold Royalty Corp. (the “Company”) issued a news release (the “News Release”) through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On September 14, 2022, the Company extended the maturity date of its existing US$25 million secured revolving credit facility with Bank of Montreal to March 31, 2025.

5.	Full Description of Material Change:

On September 14, 2022, the Company extended the maturity date of its existing US$25 million secured revolving credit facility with Bank of Montreal to March 31, 2025. The extended credit facility consists of a US$10 million secured revolving credit facility (the “Facility”), with an accordion feature providing for an additional US$15 million of availability.

The Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions and investments, and bears interest at a rate determined by reference to the Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable. The exercise of the Accordion is subject to certain additional conditions and the satisfaction of financial covenants.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Josephine Man
Chief Financial Officer
Telephone: (604) 396-3066

9.	Date of Report:

September 21, 2022.